As filed with the Securities and Exchange Commission on March 4, 1997 Registration No. _______________

==============================================================================

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 10-SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


NAVA LEISURE USA, INC.
(Name of Small Business Issuer in its Charter)


             Idaho                                             84-1368850
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


253 Ontario #1, P.O. Box 3303, Park City, Utah     84060
--------------------------------------------------------
(Address of principal executive offices)      (Zip Code)

Issuer's telephone number:          (801) 649-5060

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.0005 per share
-----------------------------------------
(Title of Class)

==============================================================================
PAGE

NAVA LEISURE USA, INC.

FORM 10-SB

TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  8

Item  3.     Description of Property......................................  9

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management..............................................  9

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 10

Item  6.     Executive Compensation....................................... 12

Item  7.     Certain Relationships and Related Transactions............... 12

Item  8.     Description of Securities.................................... 12

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 14

Item  2.     Legal Proceedings............................................ 15

Item  3.     Changes in and Disagreements with Accountants................ 16

Item  4.     Recent Sales of Unregistered Securities...................... 16

Item  5.     Indemnification of Directors and Officers.................... 16

PART F/S

             Financial Statements......................................... 17

PART III

Item  1.     Index to Exhibits............................................ 28

Item  2.     Description of Exhibits...................................... 28
PAGE

PART I

Item 1.  Description of Business

Business Development
--------------------

     NAVA LEISURE USA, INC. (the "Company") was organized on April 1, 1964 under the laws of the State of Idaho as Felton Products, Inc., having the stated purpose of engaging in various investment activities, without limitation of its general corporate powers to engage in any lawful activities. The Company engaged in limited investment and business development operations and, from the time of its inception, the Company has underwent several name changes and business changes.

      On September 1, 1987, the Company changed its name to Ink & Imagers, Inc. There is no record of any business operations during the period the Company was known as Ink & Imagers, Inc. On November 16, 1988, the Company's name was changed to its present form, NAVA LEISURE USA, Inc. in anticipation of the acquisition of an operating business incorporated in Delaware with a similar name, NAVA LEISURE USA, INC., a Delaware corporation (hereinafter, "NAVA (Delaware)"). The acquisition and related stock exchange agreement was never completed, and all rights and interest in the Company and the NAVA (Delaware) subsidiary were confirmed to the Company by an Order Pursuant to Stipulation of the District Court for Idaho, Sixth Judicial District, on December 11, 1995. See Part II, Item 2, "Legal Proceedings."

     The Company never engaged in an active trade or business throughout the period from 1988 to 1995. The only activity involved the lawsuit to rescind the NAVA (Delaware) business acquisition agreement, which was never completed in the first instance. The acquisition agreement was "rescinded and voided" by court order dated December 11, 1995. Furthermore, any exchanges of stock related thereto were canceled and made null and void by the same court order, and all certificates related thereto were returned to the Company. Accordingly, NAVA (Delaware) again became a wholly-owned subsidiary of the Company. On December 16, 1995, a special meeting of the board of directors was held for the purpose of canceling all shares of common and preferred stock issued by the Company pursuant to the rescinded NAVA (Delaware) transaction. The court order, stipulation, and the board action terminated all further issues in dispute regarding the litigation over the NAVA (Delaware) transaction. See Part II, Item 2, "Legal Proceedings."

     Other than the rescinded acquisition transaction and related litigation regarding NAVA (Delaware), the Company has remained inactive since before 1988, until just recently. On November 1, 1996, the directors determined that the Company should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filing its registration statement on Form 10SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The Company's principal executive offices are located at 253 Ontario No. 1, P.O. Box 3303, Park City, Utah 84060, and its telephone number is (801) 649-5060.

Business of Issuer
------------------

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

      Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities
---------------------------------

     The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor entered into any discussions, negotiations, agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

      The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation
----------

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary
 . Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

     In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

      Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger
---------------------------------------

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current status and recent inactive status for the prior eight years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

     Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commission's Regulation D or other rule or provision for exemption, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company.
However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

     Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person.
It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a preexisting contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

     Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders
----------------------

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose. Idaho's General Business Corporations Law permits written ratification by shareholders, but only with unanimous written consent by all shares of all shareholders eligible to vote. Thus, a shareholder's meeting is normally the most expeditious procedure, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition
-----------

      Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees
---------

      As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities
----------

     The Company is currently using as its principal place of business the personal residence of its Secretary located in Park City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments
-----------------

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10SB for a report of the Company's operating history for the past two fiscal years.

Item 2. Management's Discussion and Analysis or Plan of Operation

     The Company is considered a development stage company with no assets or capital and with no operations or income since approximately 1988. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by shareholders of the Company, specifically H. DeWorth Williams (see Item 4, Security Ownership of Certain Beneficial Owners and Management - H.D. Williams). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation
-----------------

     During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

     The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.  Description of Property

     The information required by this Item 3 is not applicable to this Form 10SB due to the fact that the Company does not own or control any material property.

     As noted in Part II Item 2 below, regarding Legal Proceedings, the Company obtained one-hundred percent (100%) ownership and control of a Delaware subsidiary also named NAVA LEISURE USA, INC., by stipulation and judgment effective December 11, 1995 (i.e., NAVA (Delaware), as noted Supra, at Part I, Item 1). Since NAVA (Delaware) is also an inactive corporation which has never engaged in an active trade or business of any kind, the asset (100% stock of NAVA (Delaware)) is valued at zero (-0-) in the auditor's report at Part F/S, and is not a material asset to the Company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best knowledge of the Company as of February 26, 1997, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address of              Amount and Nature of             Percent
Beneficial Owner                 Beneficial Ownership             of Class
-------------------              --------------------             --------
Edward F. Cowle                        682,680                     22.8%
201 East 87th Street, Suite 6C
New York, NY  10128

David Williams                         418,608                     14.0%
62 West 400 South
Salt Lake City, Utah 84101

H. D. Williams                         372,096                     12.4%
62 West 400 South
Salt Lake City, Utah 84101

Mark William McWhirter                 198,452                      6.6%
3629 Steven White Drive
San Pedro, CA  90731

Dr. M.R. Moeen-Ziai                    198,450                      6.6%
5024 Abuela Drive
San Diego, CA  92124

Jim Ruzicka                            174,404                      5.8%
P.O. Box 3813
Park City, UT  84060

Sarasanan Blaendra                     173,795                      5.8%
439 West 233rd Street
Carson, CA  90745

Assieh Sedaghati                       173,646                      5.8%
5011 Abuela Drive
San Diego, CA  92124

Management:

J. Rockwell Smith, President             8,636                      0.3%
P.O. Box 3303
Park City, UT  84060

All Directors and Executive              8,636                      0.3%
  Officers as a Group
(3 persons in group)
--------------------------------
Note: The Company has been advised that each of the persons listed above has sole voting power over the shares indicated above. Percent of Class (third column above) is based on 3,000,025 shares of common stock outstanding on February 26, 1997.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The directors and executive officers of the Company and their respective ages are as follows:

Name                   Age                 Position
----                   ---                 --------

J. Rockwell Smith      59                  President and Director

Blake Morgan           44                  Vice President and Director

James Kerr             43                  Secretary-Treasurer and Director

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but the Company's by-laws provide that directors are entitled to a "fixed fee" and to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

     No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

     J. Rockwell Smith is also a director of Rock City Ventures, Inc., an Idaho corporation.

     James Kerr is also a director of In-Touch Interactive Multi-Media, Inc., a Utah corporation.

     The business experience of each of the persons listed above during the past five years is as follows:

     J. Rockwell Smith has been President and a director of the Company since 1987. From 1977 to 1989, Mr. Smith owned and operated his own construction company in Park City, Utah, named Rocky Smith Construction, which supervised construction projects in this resort community. From 1990 to the present, Mr. Smith has been employed as a driver by the Park City Transportation Company. Mr. Smith studied engineering at Seattle University and the University of Washington.

     Blake Morgan has been Vice President and a director of the Company since 1987. From 1993 through October of 1996, Mr. Morgan worked as an independent agent and sales representative for both Gump & Ayers Real Estate of Park City, Utah, and Regional Telephone Directory of Salt Lake City, Utah. Since October of 1996, Mr. Morgan has been employed as a sales representative for Diamond Glass Company of Salt Lake City, Utah, one of Utah's largest auto and home glass distributors. Mr. Morgan attended the University of Utah from 1971 through 1973.

     James Kerr has been Secretary-Treasurer and a director of the Company since 1995. Since 1994, Mr. Kerr has worked as an independent production manager and/or lighting technician for a number of companies situated in and around Salt Lake City, Utah, including Great Day Ltd., Video West, Bonneville Communications, Scopes, Garcia & Carlisle, Rutherford Productions, Stillson & Stillson, and Advantage Video. In 1993, Mr. Kerr was employed in equipment repair and maintenance for Redman Movies & Stories of Salt Lake City, Utah, and as a ski test programmer for Great Day Ltd. of Utah. Previously, he has operated his own business as a self-employed independent auto mechanic.

Item 6.  Executive Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1995 and 1994, nor at any time during 1996 or 1997. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.  Certain Relationships and Related Transactions

     During the Company's last two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item 8.  Description of Securities

Common Stock
------------

     The Company is authorized to issue 50,000,000 shares of common stock, par value $.0005 per share, of which 3,000,025 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one noncumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.
PAGE

Preferred Stock
---------------

     The Company is authorized to issue 5,000,000 shares of preferred stock, par value $.001 per share, none of which are presently issued and outstanding as of the date hereof. The preferred stock is authorized in two series designated as Series A preferred stock and Series B preferred stock.

Series A Preferred Stock
------------------------

     As set forth in the Company's Statement of Designation, Rights, Preferences and Limitations of Series A Preferred Stock, which was filed with the Idaho Secretary of State on November 22, 1988, as an addendum to the Company's Articles of Incorporation, the Company is authorized to issue up to 1,100,000 shares of Series A preferred stock. Each share of Series A preferred stock shall be cumulative, with a preferential dividend of 1.111 times that payable with respect to each share of common stock per share of Series A preferred stock, wherein no dividend may be paid on the common stock unless simultaneously paid on the Series A Preferred Stock; with the further exception that stock dividends on the common stock may be paid without limitation. The Series A preferred stock may be redeemed in the sole option of the Board of Directors, at any time, in whole or in part, upon payment of a redemption price per share of one dollar ($1.00), plus a premium equal to one dollar ($1.00) multiplied by a factor of ten-percent (10%) per annum from the time of issuance to the date set for redemption, such premium to be reduced by the amount of any dividends paid or for which payment has been provided on such share up to the redemption date. There are conversion rights, at the option of the Series A preferred stockholder, to convert each 1,000 shares of Series A preferred stock into 1,111 shares of common stock, adjusted for any division, split, stock dividend or conversion of the common stock. No fractional shares are permitted to be issued, and fractional adjustments are to be paid in cash. In the event of liquidation of the Company, and only after payment or provision for the debts and liabilities of the Company, the holders of Series A preferred stock are entitled to a preference over the common stockholders equal to the sum of one dollar ($1.00), plus a premium equal to one dollar ($1.00) multiplied by a factor of ten-percent (10%) per annum from the time of issuance to the date fixed for distribution, such premium to be reduced by the amount of any dividends paid or for which payment has been provided on such share up to the date fixed for distribution. The Series A and Series B preferred stockholders share equally, on a pro rata basis, in any distribution in liquidation; however, the Board of Directors retains the right to issue other preferred shares and change the ranking on distribution rights upon each series of preferred stock. There are not any voting rights, except as required by law. As of the date hereof, no shares of the Company's Series A preferred shares are issued and outstanding.

Series B Preferred Stock
------------------------

     As set forth in the Company's Statement of Designation, Rights, Preferences and Limitations of Series B Preferred Stock, which was filed with the Idaho Secretary of State on November 22, 1988, as an addendum to the Company's Articles of Incorporation, the Company is authorized to issue up to 100,000 shares of Series B preferred stock. Each share of Series B preferred stock shall be cumulative, with a preferential dividend of 20 times that payable with respect to each share of common stock per share of Series B preferred stock, wherein no dividend may be paid on the common stock unless simultaneously paid on the Series B Preferred Stock; with the further exception that stock dividends on the common stock may be paid without limitation. The Series B preferred stock may be redeemed in the sole option of the Board of Directors, at any time, in whole or in part, upon payment of a redemption price per share of one dollar ($1.00), plus a premium equal to one dollar ($1.00) multiplied by a factor of ten-percent (10%) per annum from the time of issuance to the date set for redemption, such premium to be reduced by the amount of any dividends paid or for which payment has been provided on such share up to the redemption date. There are conversion rights, at the option of the Series B preferred stockholder, to convert each shares of Series B preferred stock into 20 shares of common stock, adjusted for any division, split, stock dividend or conversion of the common stock. No fractional shares are permitted to be issued, and fractional adjustments are to be paid in cash. In the event of liquidation of the Company, and only after payment or provision for the debts and liabilities of the Company, the holders of Series B preferred stock are entitled to a preference over the common stockholders equal to the sum of one dollar ($1.00), plus a premium equal to one dollar ($1.00) multiplied by a factor of ten-percent (10%) per annum from the time of issuance to the date fixed for distribution, such premium to be reduced by the amount of any dividends paid or for which payment has been provided on such share up to the date fixed for distribution. The Series A and Series B preferred stockholders share equally, on a pro rata basis, in any distribution in liquidation; however, the Board of Directors retains the right to issue other preferred shares and change the ranking on distribution rights upon each series of preferred stock. There are not any voting rights, except as required by law. As of the date hereof, no shares of the Company's Series B preferred shares are issued and outstanding.

PART II

Item 1.  Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-1-1 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has not traded in a public market since 1988.

     If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(l) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of February 26, 1997 there were 387 holders of record of the Company's common stock. There are no reported bid or asked prices for the Company's shares.

     As of the date hereof, the Company has issued and outstanding 3,000,025 shares of common stock. Of this total, all shares were issued in transactions more than three years ago. Thus, all shares are deemed to have been issued more than three years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Of these shares, the Company has identified 2,400,767 shares as being held by affiliates of the Company. The remaining 599,258 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

     The 2,400,767 shares presently held by affiliates or controlling shareholders of the Company may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least two years, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy
---------------

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item 2.  Legal Proceedings

     Except as set forth below, the Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. In November of 1988, the Company had entered into a purported agreement entitled "Stock Purchase and Exchange Agreement" (the "Agreement"), which purported to effect an exchange of stock between the Company and all the shareholders of NAVA (Delaware), such that the Company would own all the issued and outstanding stock of NAVA (Delaware) upon consummation. NAVA (Delaware) purported to own certain operating business interests or rights. In fact, a major dispute arose between the parties regarding the entire transaction. A lawsuit was filed by the Company in 1994 in The District Court for the Sixth Judicial District of the State of Idaho, In and for The County of Franklin, Case No. CV-94-79, seeking a complete rescission of the transaction and restitution of the parties to their equitable positions prior to the execution of the Agreement. On December 11, 1995, the court, J. Don L. Harding presiding, rendered both an Order Pursuant to Stipulation and a Default Judgment in the case, whereby the parties resolved all remaining matters in dispute. The Order and Judgment collectively provided, among other immaterial matters, that
(a) all stock and stock certificates of both the Company and NAVA (Delaware) be returned or transferred such that title vested only in the Company; (b) that all agreements between the parties are rescinded, canceled and void; and
(c) that the Company was awarded damages against NAVA (Delaware) of $40,440.04, plus interest at the legal rate on judgments. However, the judgment for damages is of little or no value, since all right, title, and interest in NAVA (Delaware) was conveyed to the Company in accordance with the Order Pursuant to Stipulation and Default Judgment in the case. It is noted that the independent auditor's report included herein at Part F/S, at footnote 2, has made a valuation allowance completely offsetting the damages judgment in the financial statements (i.e., the damages judgment does not appear as an asset in the balance sheet since the allowance for doubtful accounts completely writes off any value, based on the estimation that the damages judgment is not collectible). Legal counsel for the Company has advised it that the Order and Judgment described above resolved all matters in the case. The Company was inactive from 1988 through the present date of this Form
10SB. In the absence of any other known litigation matters pending or threatened, the Company believes that all litigation matters are currently resolved.

Item 3.  Changes in and Disagreements with Accountants

     Item 3 is not applicable to this Form 10SB.

Item 4.  Recent Sales of Unregistered Securities

     All issues of securities by the Company were made more than three years ago.
PAGE

Item 5.  Indemnification of Directors and Officers

     As permitted by the provisions of the Idaho Statutes, the Articles of Incorporation for the Company has the power to indemnify (specifically, "(t)he Directors and Officers of the Corporation shall not be personally liable to the Corporation or its stockholders for damages for breach of any duty owed to the Corporation or its stockholders"), except by reason of (a) breach of the duty of loyalty, (b) a breach of duty in bad faith or involving intentional misconduct or a knowing violation of law, (c) provided for under Section 30-1-48 of the Idaho Code, or (d) for any transaction from which the director derived an improper benefit. The by-laws do not have any provisions for indemnification. Neither the Company's Articles of Incorporation nor by-laws makes provisions for the purchase of liability insurance on behalf of its officers or directors. The Company does not maintain any such liability insurance.

Transfer Agent
--------------

     The Company has designated Interstate Transfer Company, 56 West 400 South, Suite 260, Salt Lake City, Utah, 84101, as its transfer agent.

PART F/S

Financial Statements and Supplementary Data

     The Company's financial statements for the years ended June 30, 1995, 1996 and September 30, 1996, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages, in response to Part F/S of this Form 10-SB.
PAGE

CONTENTS

Independent Auditors' Report................................................3

Balance Sheets..............................................................4

Statements of Operations....................................................5

Statements of Stockholders' Equity (Deficit)................................6

Statements of Cash Flows....................................................7

Notes to the Financial Statements...........................................8
PAGE

[Jones, Jensen & Company Letterhead]

Independent Auditors Report
---------------------------

The Board of Directors
Nava Leisure USA, Inc.

We have audited the balance sheets of Nava Leisure USA, Inc. (a development stage company) as of September 30, 1996 and June 30, 1996 and 1995, and the related statements of operations, stockholders' equity (deficit) and cash flows for the three months ended September 30, 1996 and for the years ended June 30, 1996, 1995 and 1994 and from inception on April 1, 1964 through September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Nava Leisure USA, Inc. as of September 30, 1996 and June 30, 1996 and 1995, and the results of its operations and its cash flows for the three months ended September 30, 1996 and the for years ended June 30, 1996, 1995 and 1994 and from inception on April 1, 1964 through September 30, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Compa ny will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no established source of revenues. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Jones, Jensen & Company
------------------------------------
Jones, Jensen & Company
October 24, 1996
50 South Main Street, Suite 1450
Salt Lake City, Utah  84144
PAGE

NAVA LEISURE USA, INC.
(A Development Stage Company)
Balance Sheets

ASSETS

                               September 30,              June 30,
                                   1996            1996            1995
                               -------------   -------------   -------------
CURRENT ASSETS

 Cash......................    $        -               -               -
                               -------------   -------------   -------------
     Total Current Assets               -               -               -
                               -------------   -------------   -------------
     TOTAL ASSETS              $        -      $        -      $        -
                               =============   =============   =============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

 Accounts payable..........    $       3,100   $       3,100   $       2,199
                               -------------   -------------   -------------
     Total Current Liabilities         3,100           3,100           2,199
                               -------------   -------------   -------------

STOCKHOLDERS' EQUITY (DEFICIT)

 Series A Preferred stock,
  1,100,000 shares authorized
  at $1.00 par value; -0-
  shares issued and outstanding         -               -               -
 Series B Preferred stock,
  100,000 shares authorized
  at $1.00 par value; -0-
  shares issued and outstanding         -               -               -
 Common stock, 50,000,000 shares
  authorized at $0.0005 par
  value; 3,000,024 shares issued
  and outstanding                      1,500           1,500           1,500
 Capital in excess of par value       13,835          13,835          13,182
 Deficit accumulated during
  the development stage              (18,435)        (18,435)        (16,881)
                               -------------   -------------   -------------
     Total Stockholders'
      Equity (Deficit)                (3,100)         (3,100)         (2,199)
                               -------------   -------------   -------------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQITY (DEFICIT) $        -               -               -
                               =============   =============   =============



[The accompanying notes are an integral part of these financial statements.]

NAVA LEISURE USA, INC.
(A Development Stage Company)
Statements of Operations


   From Inception
                            For the
Three                                          On April 1,
                            Months
Ended                                           1964 through
                            September 30,       For the Years Ended June
30,       September 30,
                                1996          1996          1995
1994          1996
                            -------------  -----------  ------------
------------  ------------

REVENUE.....................$        -     $      -     $       -     $
-     $       -
                            -------------  -----------  ------------
------------  ------------

EXPENSES....................$        -            -             -
-             -
                            -------------  -----------  ------------
------------  ------------

OPERATING INCOME (LOSS).....         -            -             -
-             -
                            -------------  -----------  ------------
------------  ------------

LOSS ON DISCONTINUED
  OPERATIONS................         -          (1,554)       (1,602)
(2,169)      (18,435)
                            -------------  -----------  ------------
------------  ------------

NET LOSS....................$        -          (1,554)       (1,602)
(2,169)      (18,435)
                            =============  ===========  ============
============  ============

NET LOSS PER SHARE..........$       (0.00) $     (0.00) $      (0.00) $
(0.00)
                            =============  ===========  ============
============

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING.....    3,000,024    3,000,024     3,000,024
3,000,024
                            =============  ===========  ============
============


[The accompanying notes are an integral part of these financial statements.]
PAGE

NAVA LEISURE USA, INC.
(A Development Stage Company)
Statements of Stockholders' Equity (Deficit)


    Deficit

    Accumulated
                                                                   Capital
in       During the
                                           Common Stock            Excess
of        Development
                                    Shares           Amount        Par
Value        Stage
                                 -------------     -----------
------------     ------------

Balance, April 1, 1965                    -        $      -        $
-        $       -

Issuance of common stock for
 cash from inception on April 1,
 1965 through June 30, 1993 at
 approximately $0.0036 per share     3,000,024           1,500
9,250              -

Contribution of capital through
 payment of expenses by
 shareholder                              -               -
500              -

Net income (loss) from inception
 on April 1, 1964 through June
 30, 1993                                 -               -
-              (13,110)
                                 -------------     -----------
------------     ------------
Balance, June 30, 1993               3,000,024           1,500
9,750           (13,110)

Contribution of capital through
 payment of expenses by
 shareholder                              -               -
1,450              -

Net income (loss) for the
 year ended June 30, 1994                 -               -
-               (2,169)
                                 -------------     -----------
------------     ------------
Balance, June 30, 1994               3,000,024           1,500
11,155           (15,279)

Contribution of capital through
 payment of expenses by
 shareholder                              -               -
2,027              -

Net income (loss) for the
 year ended June 30, 1995                 -               -
-               (1,602)
                                 -------------     -----------     ------------
    ------------
Balance, June 30, 1995               3,000,024           1,500
13,182           (16,881)
Contribution of capital through
 payment of expenses by
 shareholder                              -               -
653              -

Net income (loss) for the
 year ended June 30, 1996                 -               -
-               (1,554)
                                 -------------     -----------
------------     ------------
Balance, June 30, 1996               3,000,024           1,500
13,835           (18,435)
Net income (loss) for the
 three months ended
 September 30, 1996                       -               -
-                 -
                                 -------------     -----------
------------     ------------
Balance, September 30, 1996          3,000,024     $     1,500     $
13,835      $    (18,435)
                                 =============     ===========
===========      ============

[The accompanying notes are an integral part of these financial statements.]
PAGE

NAVA LEISURE USA, INC.
(A Development Stage Company)
Statements of Cash Flows



   From Inception
                            For the
Three                                          On April 1,
                            Months
Ended                                           1964 through
                            September 30,       For the Years Ended June
30,       September 30,
                                1996          1996          1995
1994          1996
                            -------------  -----------  ------------
------------  ------------
CASH FLOWS FROM
 OPERATING ACTIVITIES

  Net loss from discontinued
   Operations               $        -     $    (1,554) $    (1,602)  $
(2,169)  $    (18,435)
  Adjustments to reconcile
   Net loss from discontinued
   Operations to cash used by
   Operating activities
    Expenses paid by
     Shareholder                     -             653        2,027
1,405          4,585
  Increase (decrease) in
   Accounts payable                  -             901         (425)
764          3,100
                            -------------  -----------  -----------
-----------   ------------
  Net cash provided (Used)
   By Operating Activities           -            -             -
-          (10,750)
                            -------------  -----------  -----------
-----------   ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES                          -            -             -
-             -
                            -------------  -----------  ------------
------------  ------------

CASH FLOWS FROM FINANCING
 ACTIVITIES

  Proceeds from issuance
   Of common stock                   -            -             -
-           10,750
                            -------------  -----------  -----------
-----------   ------------
   Net cash provided (Used)
    By financing activities          -            -             -
-           10,750
                            -------------  -----------  -----------
-----------   ------------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS           -            -             -
-             -

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD              -            -             -
-             -
                            -------------  -----------  ------------
------------  ------------

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD           $        -            -             -
-             -
                            =============  ===========  ============
============  ============

SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW INFORMATION

 Interest Paid              $        -            -             -
-             -
 Income taxes paid          $        -            -             -
-             -



[The accompanying notes are an integral part of these financial statements.]
PAGE

NAVA LEISURE USA, INC.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 1996 and June 30, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

The financial statements presented are those of Nava Leisure USA, Inc. (A development stage company)(the "Company"). The Company was incorporated on April 1, 1964 in the State of Idaho as Felton Products, Inc. for the purpose of engaging in investing activities.

On October 13, 1987, the Company issued 12,000,000 of its previously unissued authorized shares to acquire the assets of Copytex. In connection with this agreement, the Company changed its name to Ink & Imagers, Inc. On October 3, 1988, the Company rescinded the agreement with Copytex. The shares issued pursuant to the agreement were returned and cancelled.

On November 30, 1988, the Company entered into an agreement with Nava Leisure USA, Inc. (Nava), whereby, it would acquire all of the issued and outstanding stock of Nava in exchange for 18,730,900 shares of its common stock, 1,002,000 shares of its series A preferred stock and 89,670 shares of its series B preferred stock. In connection with this agreement, the Company changed its name to Nava Leisure USA, Inc. On December 15, 1995, the Company rescinded the agreement due to nonperformance by Nava. All shares issued per the agreement were cancelled and the cancellation was shown retroactively. (Note
2)

The Company is currently inactive and is seeking other business opportunities through mergers and acquisitions.

b.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

c.  Net Loss Per Share

The computation of net loss per share of common stock is based on the weighted average number of shares outstanding during the period.

d.  Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

e.  Provision for Taxes

The Company accounts for income using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes.

As of September 30, 1996, the Company had net operating loss carryforwards of $18,435 that may be offset against future taxable income through 2011. The tax benefit of the net loss carryforwards is offset by a valuation allowance of the same amount due to the uncertainty that the carryforwards will be used before they expire.

NAVA LEISURE USA, INC.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 1996 and June 30, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.  Stock Split

On October 27, 1988, the Company effected a split of its common shares outstanding on a 1.5 for 1 basis. The financial statements have been retroactively restated to reflect the effects of this stock split.

g.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Litigation

On September 26, 1994, a shareholder of the Company filed a lawsuit against the Company and the shareholder (the Shareholders) that received shares of the Company's common stock per the exchange agreement between the Company and Nava Leisure USA, Inc. (a Delaware corporation). The lawsuit alleged that the terms of the agreement had not been fulfilled, and that the exchange agreement should be unwould as a result of the nonperformance. The lawsuit also sought damages from the shareholders in the amount of $35,000 on behalf of the Company.

On December 11, 1995, a default judgment was recorded in favor of the Shareholder who had filed the lawsuit. The judgment ordered that the exchange agreement be rescinded, that the shares issued per the exchange agreement be returned to the Company, and that the Company be awarded damages of $35,000 and cost of $5,440. To date, the Company has not collected any of the damages awarded. Due to the uncertainty that the Company will collect any of the damages, the amount has been offset in full by a valuation allowance.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Currently, the stockholders are committed to cover all operating and other costs until sufficient revenues are generated.PAGE

PART III

Item 1.  Index to Exhibits

     The following exhibits are filed with this Registration Statement:

     Exhibit No.          Exhibit Name
      -----------          ------------

     2(i)                 Articles of Incorporation and all
amendments                                    pertaining thereto

     2(ii)                By-laws

     4                    Specimen Stock Certificate

     21                   Subsidiaries of the Small Business Issuer

     27                   Financial Data Schedule

Item 2.  Description of Exhibits

     See Item 1 above.

PAGE

SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NAVA LEISURE USA, INC.
                                       (Registrant)


                                       By:  /s/ J. Rockwell Smith
                                          -----------------------------------
Date: March 27, 1997                       J. ROCKWELL SMITH, President